787 Seventh Avenue
New York, NY 10019-6099

Tel: 212 728 8000
Fax: 212 728 8111

February 18, 2015

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QS Batterymarch Global Equity Fund (the “Fund”), a series of Legg Mason Partners
Equity Trust (the “Trust”)
Post-Effective Amendment No. 314 (the “Amendment”)
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Dear Ms. Lithotomos:

The Trust filed the Amendment on December 2, 2014 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of February 20, 2015. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned on January 16, 2015. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1: You asked why the maximum deferred sales charge for the Class A shares was listed in the shareholder fee table as “generally, none” even though the column already has a footnote explaining that the “[m]aximum deferred sales shares (load) may be reduced over time.”

Response: The Trust has revised the disclosure by deleting the word “generally” and clarifying in a footnote that an investor “may buy Class A shares in the amounts of $1,000,000 of more at net asset value (without an initial sales charge), but if you redeem those shares within 18 months of their purchase, you will pay a contingent deferred sales charge of 1.00%.” The same change has been made in the other Legg Mason funds.

NEW YORK     WASHINGTON     HOUSTON     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Ms. Valerie Lithotomos

February 18, 2015

Comment No. 2: You asked why the Trust estimates expenses for classes of an existing fund.

Response: The Trust estimated the expenses for Class F1, Class R and Class R1 shares because they currently do not have any shares outstanding.

Comment No. 3: You asked to confirm that the fee waiver reflected in the expense example is only for the period of time that the contractual waiver is in effect.

Response: The Trust confirms that the fee waiver is reflected in the expense example only for the period of time the contractual waiver is in effect, which is through December 31, 2016.

Comment No. 4: You asked the Trust to add the statement “and any borrowings for investment purposes” to the Fund’s 80% investment policy if the Fund plans to borrow for investment purposes.

Response: The Fund respectfully declines to add the disclosure as the Fund does not, nor does it plan to, borrow for investment purposes.

Comment No. 5: You asked the Trust to provide additional disclosure relating to the Fund’s investment strategy in the summary section of the Prospectus, including what constitutes “equity-related securities.”

Response: The Trust has added disclosure to the Fund’s principal investment strategies in the summary section of the Prospectus to further describe “equity-related securities.” The Fund has also added disclosure about the portfolio managers’ selection process to the principal investment strategies.

Comment No. 6: You suggested that the Trust explain that, under normal circumstances, the Fund will invest 40% of its assets outside of the United States because the Fund’s name includes the word “global.”

Response: The Trust respectfully suggests that its disclosure is sufficient. The Trust understands that the SEC staff does not consider a policy of investing at least 40% outside the United States to be compulsory for global funds so long as the fund “expressly describe[s] how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”

Comment No. 7: You asked whether investment in other investment companies is a principal risk of the Fund that should be added to the summary section of the Prospectus.

Response: The Fund does not invest in other investment companies as a principal investment strategy and, as a result, this is not a principal risk of the Fund.

Comment No. 8: You asked whether if the Fund’s acquired fund fees and expenses were greater than one basis point such that they should be included in the fee table.

Response: Acquired fund fees and expenses for the Fund are less than one basis point. As a result, acquired fund fees and expenses are not included in the fee table.

Ms. Valerie Lithotomos

February 18, 2015

Comment No. 9: Provide Tandy representations.

Response: Tandy representations are provided in a separate letter from the Trust.

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If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Thomas C. Mandia, Esq., Legg Mason & Co., LLC
Rosemary D. Emmens, Esq., Legg Mason & Co., LLC
Barbara Allen, Esq. Legg Mason & Co., LLC
Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP
James W. Hahn, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

February 18, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)
Post-Effective Amendment No. 314 to the Registration Statement
on Form N-1A
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 314 to the Registration Statement on

Form N-1A of the Trust on behalf of QS Batterymarch Global Equity Fund, a series of the Trust, as filed with the Commission on December 2, 2014 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary